(d)(2)(S)(i)

SUBSTITUTION AGREEMENT

This Substitution Agreement is made as of January 1, 2013, by and among Goldman Sachs Asset Management, L.P. (the “Sub-Adviser”), ING Investors Trust (the “Trust”), and ING Investments, LLC (the “Adviser”).

WHEREAS, Directed Services LLC (“DSL”), the Trust, and the Sub-Adviser entered into a Sub-Advisory Agreement (the “Sub-Advisory Agreement”), dated April 28, 2008, for the provision of sub-advisory services to ING Goldman Sachs Commodity Strategy Portfolio, a series of ING Investors Trust; and

WHEREAS, on January 1, 2013, DSL is substituted by the Adviser, DSL’s affiliate, as a party under the Sub-Advisory Agreement (the “Substitution”); and

WHEREAS, by virtue of the Substitution, the Adviser has succeeded to all of the rights, duties, responsibilities and liabilities of DSL under the Sub-Advisory Agreement, and wishes to confirm by this Substitution Agreement the Sub-Adviser’s understanding that the Adviser has assumed all duties and obligations of DSL contained in the Sub-Advisory Agreement; and

WHEREAS, under these circumstances, the Sub-Adviser wishes to enter into this Substitution Agreement to memorialize its ratification and approval of the substitution of the Adviser as a party under the Sub-Advisory Agreement, replacing DSL.

NOW, THEREFORE, it is agreed as follows:

1.           Substitution of Party.  Effective as of the date first written above, the Adviser hereby substitutes DSL as a party under the Sub-Advisory Agreement, replacing DSL for all purposes under the Sub-Advisory Agreement.

2.           Performance of Duties.  The Adviser hereby acknowledges and agrees that, by virtue of the Substitution, it has assumed and will perform all of DSL’s duties and obligations under the Sub-Advisory Agreement and will be subject to all of the terms and conditions of the Sub-Advisory Agreement.

3.           Consents.  The Sub-Adviser hereby consents to the assumption by the Adviser of the interests, rights and responsibilities of DSL under the Sub-Advisory Agreement and agrees, subject to the terms and conditions of the Sub-Advisory Agreement:  (a) to look solely to the Adviser for the performance of duties and obligations under the Sub-Advisory Agreement after the effective date written above; and (b) to continue to perform the Sub-Adviser’s obligations under the Sub-Advisory Agreement as if DSL and the Adviser were one and the same entity from the inception of the Sub-Advisory Agreement.

4.           Indemnity.  DSL and the Adviser each jointly and severally agree to indemnify and hold harmless the Sub-Adviser, and each of its respective officers, directors, trustees, agents or shareholders, from and against any and all expense, liability and loss (including, but not limited to, attorneys’ fees, judgments, fines, excise taxes, penalties or otherwise, and amounts paid or to be paid in settlement) incurred or suffered by such person arising out of or in connection with the Substitution.

5.           Benefit.  This Substitution Agreement is intended for the benefit of the parties hereto, DSL and any Permitted Assignees.

IN WITNESS WHEREOF, the parties hereto have caused this Substitution Agreement to be executed by their duly authorized officers as of the date and year first written above.

ING INVESTORS TRUST

By: /s/ Michael J. Roland
       Michael J. Roland
       Executive Vice President

ING INVESTMENTS, LLC

By: /s/ Todd Modic
       Todd Modic
       Senior Vice President

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:       /s/ Greg Wilson

Name:  Greg Wilson

Title:    Managing Director